Exhibit 3.3

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ARCELLX, INC.

Arcellx, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), certifies that:

1.
The Company was originally incorporated under the name of Encarta Therapeutics, Inc., and the original Certificate of Incorporation of the Company was filed with the Secretary of the State of Delaware on December 18, 2014. The Corporation filed an Amended and Restated Certificate of Incorporation changing its name to Arcellx, Inc., which was filed with the Secretary of State of the State of Delaware on February 8, 2022.
2.
This Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Arcellx, Inc. has been duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware, by the Board of Directors and the stockholders of the Corporation.
3.
Section 1 of Article IX of the Corporation’s Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

“Section 1. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended from time to time, a director or officer of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Company, as applicable, shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by a duly authorized officer of the Corporation, on June 14, 2023.

By: /s/ Rami Elghandour

Rami Elghandour

President, Chief Executive Officer and Chairman